Free Writing Prospectus
(Supplementing Preliminary Prospectus filed July 21, 2006)
Filed pursuant to Rule 433
Registration Statement No. 333-135913
QIMONDA AG
ANNOUNCES SETTLEMENT OF LITIGATION WITH TESSERA INC.
On August 1, 2006, we and Infineon entered into settlement agreements with Tessera Inc. in respect of all of the claims Tessera has made alleging that Infineon and we infringed its patents and violated U.S. antitrust law, Texas unfair competition law and Texas business tort law and all counterclaims and other claims Infineon and we have raised against Tessera. As part of the settlement, we have entered into a license agreement with Tessera, effective July 1, 2006, that provides us a world-wide, non-exclusive, non-transferable and non-sublicensable license to use a portfolio of Tessera patents relating to packaging for integrated circuits in our production. The license agreement will be effective until May 2012, when it will automatically expire unless we notify Tessera by November 2011 that we elect to extend the agreement for an additional five years until May 2017. Upon expiration of the extended term, if any, our license to use the patents covered by the license will become fully paid-up and perpetual.
Under the license agreement, we will pay Tessera $40 million as a one-time license fee in August 2006. In addition, we will pay additional royalties over a six year period based on the volume of components we sell that are subject to the license. These components make up approximately 80% of our current production on the basis of products sold. We expect this royalty to amount to approximately $15 million to $25 million in our next financial year. In the remaining years in which the royalty is payable, it will increase or decrease in proportion with the volume of components we sell that are subject to the license. In the event we elect to extend the agreement past its initial term, we will continue to pay royalties at 50% of the rates we will pay them during the initial term of the license agreement.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request any of these documents by calling Credit Suisse at (800)-221-1037, Citigroup at (877)-858-5407 or JP Morgan at (212)-552-5164.